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                        HYDROGENICS APPOINTS GARY BRANDT
                           AS CHIEF FINANCIAL OFFICER

TORONTO, OCTOBER 22, 2001 - HYDROGENICS CORPORATION (TSE: HYG AND NASDAQ: HYGS), a designer and manufacturer of proton exchange membrane (PEM) fuel cell systems, today announced the appointment of Gary Brandt as Chief Financial Officer.

"Hydrogenics prides itself on depth of experience in its leadership team and Gary will be a great addition. As well as bringing a solid finance and public accounting background, Gary has strong ties with Wall Street," said Pierre Rivard, President and CEO of Hydrogenics. "We realize the importance of delivering our message to investors with clarity and consistency, and to this end Gary will be instrumental in developing and expanding our relationships with analysts and key partners. By establishing Gary in the new role of Chief Financial Officer, we have bolstered the depth of our senior management team. We are confident he will provide Hydrogenics with the financial expertise and leadership to guide our company well into the future."

Mr. Brandt brings over twenty years of financial experience, the past fifteen years in the telecommunications industry. Brandt's financial career spans successive employments at Northern Telecom from 1985 to 1994 and MFS Communications/WorldCom from 1994 to 2000 (MFS acquired by World Com in 1996). Most recently, Mr. Brandt was Chief Financial Officer with @Link Networks in Louisville, Colorado.

As CFO of @Link Networks, a leading provider of VPN solutions, Brandt drove a major re-structuring to help maximize the financial performance of the company. Mr. Brandt was instrumental in developing and executing a new business plan to guide the company through a difficult economic environment.

At WorldCom and MFS Communications, Brandt was involved in a variety of high profile equity and debt financings as well as several industry transforming mergers including MFS and UUNET, MFS and WorldCom, and MCI and WorldCom. At Nortel, Brandt held controllership positions in the sales and marketing organizations as well as research and development entities within Nortel. Prior to Nortel, Brandt was an audit senior at the public accounting firm of Coopers & Lybrand.

Hydrogenics also announced today the departure of Mr. Robert Edwards, Hydrogenics Vice President of Corporate Development. "We are grateful for Robert's contribution to Hydrogenics and wish him well in his next endeavor", said Pierre Rivard. Mr. Edwards joined Hydrogenics in July of 1999, initially serving as Vice President of Finance and Secretary before adding the role of Treasurer in July of 2000. Most recently, Mr. Edwards transitioned to the role of Vice President of Corporate Development in June of 2001.

ABOUT HYDROGENICS:

Hydrogenics Corporation (http://www.hydrogenics.com) is a fuel cell technology company focused on the commercialization of proton exchange membrane ("PEM") fuel cells for clean power generation. Hydrogenics develops and manufactures fully integrated PEM fuel cell test systems, including related peripheral products and associated diagnostic and control equipment. The knowledge and expertise that Hydrogenics has acquired from the development and manufacture of its fully automated test and control systems is being actively applied to the development of fuel cell power generation products with broad commercial applications. Hydrogenics' strategy is to penetrate energy markets across the transportation, stationary and portable spectrum. Hydrogenics' head office is located in Mississauga, Ontario, Canada.
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CONTACT:

Boyd Taylor
Vice President, Sales & Marketing
Hydrogenics Corporation
Phone: +1-905-361-3646
Email: investors@hydrogenics.com